May 21, 2025

Elisa Luqman
Chief Financial Officer
Cardio Diagnostics Holdings, Inc.
311 West Superior Street Suite 444
Chicago, IL 60654

       Re: Cardio Diagnostics Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41097
Dear Elisa Luqman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences